Exhibit 12(c)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					March 31,
	2011	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest	$52,273	$57,345	$59,031	$57,002	$57,842	$58,338
Interest applicable to rentals	1,731	1,637	1,148	1,498	1,765	1,384

Total fixed charges, as defined	54,004	58,982	60,179	58,500	59,607	59,722

Preferred dividends, as defined (a)	4,580	4,580	4,580	4,580	4,580	4,580

Combined fixed charges and preferred dividends, as defined	$58,584	$63,562	$64,759	$63,080	$64,187	$64,302

Earnings as defined:

Net Income	$108,729	$46,768	$82,159	$74,821	$92,708	$84,891
Add:
Provision for income taxes:
Total income taxes	28,801	58,679	49,757	55,710	61,872	56,882
Fixed charges as above	54,004	58,982	60,179	58,500	59,607	59,722

Total earnings, as defined	$191,534	$164,429	$192,095	$189,031	$214,187	$201,495

Ratio of earnings to fixed charges, as defined	3.55	2.79	3.19	3.23	3.59	3.37

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.27	2.59	2.97	3.00	3.34	3.13

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.